File No. 1-10905

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
VITRO, S.A.B. DE C.V.
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the months of September, October and November, 2010
(Filed March 8, 2011)

N/A
(Translation of Registrant’s Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

CONTENTS
Enclosed are six press releases for the time period from the filing of Vitro’s Form 15-F on September 9, 2010 to the filing of its Form 15 on November 23, 2010.
Documents Attached:
•	Press Information dated September 9, 2010
•	Press Information dated October 19, 2010
•	Press Information dated November 1, 2010
•	Press Information dated November 5, 2010
•	Press Information dated November 18, 2010
•	Press Information dated November 23, 2010

Vitro Successfully Refinances Bank Debt of its Spanish Subsidiary
San Pedro Garza García, Nuevo León, México, September 9, 2010 — Vitro S.A.B. de C.V. (“Vitro” or the “Company”) (BMV: VITROA) announced today that Vitro Cristalglass S.L. (“Cristalglass”), its Spanish subsidiary, has reached an agreement to refinance most of its debt (the “Agreement”) with its major banking institutions, allowing it to continue its business plan for the next three years.
The Agreement was signed in Ponferrada on June 30, 2010, with eight financial institutions: Caja Madrid, Banco Popular, Castilla, Caixa Galicia, Caixanova, Bancaja, Caja Spain, Caja Duero and Banco Sabadell. The amount of the Agreement is €44.8 MM, which represents 97% of the outstanding bank debt of The Company.
Cristalglass, is one of the leading companies in the Spanish market for construction glass and a leader in the segment of special projects and landmark buildings, employing a total of 495 persons.
Cristalglass is Vitro’s main subsidiary in Europe and has production sites in the province of León (Camponaraya and La Rozada in Parandones) and other parts of Spain (Madrid — Fuenlabrada, Valencia - Náquera and Asturias — Porceyo). It is also the holding company for the subsidiaries located in France and Portugal.
By reaching this Agreement, Cristalglass is now positioned for sustainability and financial stability according to its business plan, which includes leadership in special construction projects and the diversification of its products and markets. This plan will allow the company to achieve new growth of its business and to preserve jobs.
“This refinancing agreement significantly reduces the need by the parent company to provide long-term capital resources and allows it to continue supporting the subsidiary, as usual, with cash used to finance its working capital,” said Claudio Del Valle, Chief Administrative and Financial Officer of Vitro.
“This agreement reflects the confidence of the country’s major financial institutions in the future performance of Cristalglass,” said José Cubillo, CEO of Cristalglass.

The refinancing was achieved with the support of Equipo Económico — Madrid, which coordinated the negotiation of the Agreement.
Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufactulrers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro’s website can be accessed at: http://www.vitro.com
This announcement contains statements about future events regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that forward-looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The Company does not assume any obligation, to and will not update these forward-looking statements.
For further information, please contact:

Investor Relations	U.S. agency	Media Relations
Adrian Meouchi / Carlos Garza	Susan Borinelli / Barbara Cano	Albert Chico/ Roberto Riva Palacio
Vitro S.A.B. de C.V.	Breakstone Group	Vitro, S.A.B. de C.V.
+ (52) 81-8863-1765 / 1730	(646) 330-5907	+ (52) 81-8863-1661/ 1689
ameouchi@vitro.com	sborinelli@breakstone-group.com	achico@vitro.com
cgarza@vitro.com	bcano@breakstone-group.com	rriva@vitro.com

Additional Information on Transaction to Strengthen Vitro’s Liquidity
San Pedro Garza García, Nuevo León, México, October 19, 2010 — Vitro S.A.B. de C.V. (“Vitro” or the “Company”) (BMV: VITROA) In anticipation of the release of its audited financial statements for fiscal year 2009, and the launch of a consent solicitation addressed to holders of Vitro’s Bonds and other debt in the following days, Vitro disclosed that, as part of the transaction executed on December 2009 for US$75 million, through the creation of a Mexican Trust (the “Trust”), to which some subsidiaries of Vitro contributed seven real estate assets (industrial land), it granted certain options to Fintech Investments Ltd (“Fintech”).
As a result and subject to completion of several acts and future events, whose occurrence is uncertain, Fintech could after the Company’s debt restructuring occurs, based on Vitro’s value and performance, exercise an option to purchase outstanding shares of Vitro’s stockholders’ equity owned by the Pension and Option Trusts and/or shares of a sub-holding subsidiary of Vitro, in exchange for all Fintech’s rights in the Trust. In this case, the Company has an option to repurchase the subsidiary’s shares during the three years following transfer.
As previously reported, the transaction with Fintech strengthened the Company’s liquidity allowing it to continue optimal operations a necessary condition to achieve a consensual agreement for its financial restructuring with its creditors. If Fintech exercises the option to purchase shares of Vitro, it would hold not more than 24% equity stake in the Company. However, in case that Fintech holds at least a 5% ownership in Vitro, it would be subject to a shareholder agreement signed with Mr. Adrian Sada Gonzalez, Ms. Esther Cueva de Sada and Ms. Maria Alejandra Sada Gonzalez and Mr. Adrian Sada Cueva, on terms substantially similar to those signed between these shareholders and Mr. Alfredo Harp Helú in April 2010 with the purpose of unifying the exercise of voting rights of shares they own, and regulate the transfer of shares.
In this regard, Mr. David M. Martínez, CEO of Fintech said: “Our investment concurs with Vitro’s recapitalization and return to sustainable growth efforts, under current management”.
Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro’s website can be accessed at: http://www.vitro.com

This announcement contains statements about future events regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that forward-looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The Company does not assume any obligation, to and will not update these forward-looking statements.
For further information, please contact:

Investor Relations	U.S. agency	Media Relations
Adrian Meouchi / Carlos Garza	Susan Borinelli / Barbara Cano	Albert Chico/ Roberto Riva Palacio
Vitro S.A.B. de C.V.	Breakstone Group	Vitro, S.A.B. de C.V.
+ (52) 81-8863-1765 / 1730	(646) 330-5907	+ (52) 81-8863-1661/ 1689
ameouchi@vitro.com	sborinelli@breakstone-group.com	achico@vitro.com
cgarza@vitro.com	bcano@breakstone-group.com	rriva@vitro.com

Vitro Announces Offers for its Outstanding Senior Notes
Offers are Step Toward Potential Restructuring under Mexican Insolvency Laws
San Pedro Garza García, Nuevo León, México, November 1, 2010 — Vitro S.A.B. de C.V. (BMV: VITROA) announced today that it has commenced two alternative offers in respect of its outstanding senior notes: (1) a cash tender offer (which is being conducted as a modified Dutch auction) and (2) an exchange offer and consent solicitation. Both offers apply to all three series of Vitro’s outstanding senior notes, which are described in the following table:

		Outstanding
		Principal
Series of Senior Notes	CUSIP No.	Amount
8.625% Senior Notes due 2012	92851RAC1	$300,000,000
11.75% Senior Notes due 2013	92851FAD5	$216,000,000
9.125% Senior Notes due 2017	92851RAD9	$700,000,000
The offers are being conducted in contemplation of, and as a step towards, restructuring Vitro’s outstanding debt through an in-court proceeding under the insolvency law of Mexico.
Background of the Proposed Restructuring
For the past 18 months Vitro has worked diligently to resolve its financial situation by seeking to achieve a consensual restructuring on terms that provide Vitro’s creditors a fair recovery in light of the Company’s financial capacity and permit the Company to regain its financial footing. To that end, Vitro has engaged in active negotiations with various groups of creditors, including an ad hoc group of bondholders and Fintech Advisory Ltd., the Company’s single largest creditor.
The exchange offer and consent solicitation launched today reflects Vitro’s commitment to significantly deleverage and return to financial soundness while at the same time providing consenting creditors with a fair recovery. Depending on the level of creditor participation, consenting creditors stand to receive a nominal recovery between 68% to 73% of their total claims. Moreover, the terms of the proposed restructuring, once implemented, will leave the Company with a sustainable debt load and strong financial position, both of which will mitigate the risk of a subsequent restructuring and will provide the Company with the necessary financial flexibility to improve and maintain its business performance and remain competitive.

The Company’s restructuring proposal reflects months of arms-length negotiations with Fintech Advisory Ltd., the Company’s largest creditor. Fintech Advisory recognizes the benefits and fair recovery that our restructuring proposal provides to all creditors of the Company and, accordingly, has agreed to support our restructuring proposal by entering into a lock-up and plan support agreement (as described in the offer documents mentioned below). As stated by David Martinez, the managing director of Fintech Advisory Ltd., “Vitro’s restructuring proposal is the outcome of long and involved arms-length negotiations and, in my view, represents a fair and balanced restructuring package for all creditors, not only with respect to potential recovery but also with respect to the financial and legal terms and conditions of the new offered securities.”
General Information Relating to the Offers
Holders of Vitro’s senior notes may either tender their senior notes in the tender offer or submit their senior notes for exchange in the exchange offer and consent solicitation. Because the size of the tender offer is limited (as described below), holders that tender senior notes in the tender offer will be required to specify whether, if their senior notes are not accepted in the tender offer, they elect to tender them into the exchange offer and consent solicitation instead.
Both offers are being made pursuant to, and on the conditions described in, a tender offer and exchange offer and consent solicitation statement dated November 1, 2010 and the related letter of transmittal (together, the “offer documents”).
Both offers will expire at 9:00 a.m., New York City time, on December 1, 2010, unless extended or earlier terminated. Any tenders of senior notes in either offer are irrevocable. Vitro may, in its sole discretion (subject to applicable law), terminate either or both offers, and reserves the right to amend the terms or waive any of the conditions to either or both offers.
The Tender Offer
Vitro is making the tender offer jointly with its wholly-owned subsidiary Administración de Inmuebles Vitro, S.A. de C.V. Together, they are offering, upon the terms and subject to the conditions set forth in the offer documents, to purchase Vitro’s outstanding senior notes for cash pursuant to a modified Dutch auction.
Because the tender offer is being conducted as a modified Dutch auction, tendering holders must specify the minimum price they would be willing to accept in exchange for each $1,000 principal amount of their senior notes. This minimum amount is known as the “bid price.” The bid price may not be less than $500.00 or more than $575.00. Bids outside of this range will not be accepted. Bids between those numbers must be in minimum increments of $2.50 above $500.00.
The total amount available to purchase senior notes that are accepted in the tender (the “maximum payment amount”) will be $100,000,000 (subject to increase as described in the offer documents). Using procedures that are described in the offer documents, the bid prices of all tendering holders will be used to determine the clearing price at which the largest possible principal amount of senior notes can be purchased without exceeding, in the aggregate, the maximum payment amount. The price, or “tender offer consideration,” that holders will receive for their senior notes that are accepted in the tender offer, will be equal to that clearing price.

2

All holders whose senior notes are accepted in the tender offer will receive the same tender offer consideration even if they tendered at a bid price that was lower than the clearing price.
Senior notes that are tendered at a bid price greater than the clearing price will be rejected from the tender offer. In addition, a portion of the senior notes tendered at a bid price equal to the clearing price may be rejected due to proration procedures.
The tender offer will be financed by a loan from an affiliate of Fintech Advisory and will be repaid by delivery to such Fintech affiliate of the senior notes that are accepted in the tender offer. As mentioned above, an affiliate of Fintech Advisory has executed a lock-up agreement with the Company to support an in-court restructuring under the Ley de Concursos Mercantiles, or insolvency law, of Mexico (the “Concurso Plan”) (as defined herein).
The Exchange Offer and Consent Solicitation
Concurrently with the tender offer, Vitro is also proposing, upon the terms and subject to the conditions set forth in the offer documents, an exchange offer and solicitation of consents to the Concurso Plan, from holders of the senior notes and certain claims relating to derivative financial instruments and other debt of Vitro (together with the senior notes, the “restructured debt”).
Pursuant to the Concurso Plan, Vitro is proposing to exchange all of the restructured debt which including the senior notes, had an outstanding balance of $1,515 million as of June 30th 2010 for the following consideration on a pro rata basis:
•	$850.0 million in aggregate principal amount of new senior notes maturing in 2019 (the “new 2019 notes”);

•
$100.0 million (plus an issue date adjustment) in aggregate principal amount of newly issued mandatory convertible debentures (the “new MCDs” and, together with the new 2019 notes, the “new notes”), which will mandatorily convert into 15.0% of Vitro’s equity on a fully diluted basis if not paid in full at maturity or upon the occurrence of certain events of default;

•
a cash payment (the “restructuring cash payment”) in an amount equal to the unpaid portion of an aggregate of $75.0 million in cash held in a Mexican trust remaining after the payment of the consent payment described below (the “payment trust”); and

•	a restructuring fee, in cash, based on the issue date of the new notes.
The payment trust will pay a consent payment in an amount (to be determined as described in the offer documents) of no less than 5% and no greater than 10% of the aggregate principal amount of restructured debt held by the holder (the “consent payment”) which is exchanged and for which a consent to the Concurso Plan is provided prior to the expiration time specified above.

3

Vitro is seeking the exchange of the senior notes and consent of each person in whose name a senior note is registered as of 5:00 p.m., New York City time, on November 1, 2010 (the “record date”), or persons who held senior notes through The Depository Trust Company as of the record date; however, Vitro may proceed with filing the proposed Concurso Plan without any such consents.
For each U.S. $1,000 principal amount of the senior notes that is exchanged, holders will be entitled to receive:
•	$562 of New 2019 Notes,

•	$66 of New MCDs (not including the issue date adjustment),

•	a portion of the restructuring cash payment on a pro rata basis (depending on how many holders consent), and

•	a portion of the restructuring fee (depending on the issue date), all to be delivered following the approval of Vitro’s concurso mercantil proceeding. This does not include the consent payment for holders of between 5% and 10% of the principal amount of exchanged senior notes, which will be paid promptly following the expiration of the exchange offer and solicitation of consents.
Further Information
D.F. King & Co., Inc. will act as the depositary for the tender offer and information and exchange agent for the exchange offer and consent solicitation for holders of senior notes. Questions regarding the tender offer and exchange offer and consent solicitation and requests for additional copies of the tender offer and exchange offer and consent solicitation materials may be directed to D.F. King & Co., Inc. at (800) 431-9633 (toll free) or (212) 269-5550 (bankers and brokers). Holders of restructured debt other than the senior notes may contact Vitro at +52 (81) 8863-1731 (attn: Carlos Garza).
This press release does not constitute an offer to purchase or the solicitation of an offer to sell the senior notes. It also does not constitute an offer to sell or the solicitation of an offer to buy the new notes. There shall not be any such offers or solicitations, or purchases or sales, in any jurisdiction in which such offers, solicitations, purchases or sales would be unlawful. The tender offer and exchange offer and consent solicitation are being made solely pursuant to the offer documents, as described above.

4

Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro’s website can be accessed at: http://www.vitro.com
This announcement contains statements about future events regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that forward-looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The Company does not assume any obligation, to and will not update these forward-looking statements.
For further information, please contact:

Investor Relations	U.S. agency	Media Relations
Adrian Meouchi / Carlos Garza	Susan Borinelli / Barbara Cano	Albert Chico/ Roberto Riva Palacio
Vitro S.A.B. de C.V.	Breakstone Group	Vitro, S.A.B. de C.V.
+ (52) 81-8863-1765 / 1730	(646) 330-5907	+ (52) 81-8863-1661/ 1689
ameouchi@vitro.com	sborinelli@breakstone-group.com	achico@vitro.com
cgarza@vitro.com	bcano@breakstone-group.com	rriva@vitro.com

5

Vitro Reports 3Q’10 Increase of 4.8% in Sales and 9.0% in EBITDA
San Pedro Garza García, Nuevo León, México — November 5, 2010 — Vitro S.A.B. de C.V. (BMV: VITROA) one of the world’s largest producers and distributors of glass products, today announced 3Q’10 unaudited results. Year-over-year consolidated net sales increased 4.8 percent benefited by a 7.4 percent peso appreciation during last twelve months. Consolidated EBITDA increased 9.0 percent YoY while the consolidated EBITDA margin increased to 15.1 percent from 14.5 percent in the same period last year, mostly driven by the termination of an aircraft lease, the full benefits from the cost reduction plan reflected at the holding company level and the peso appreciation.
FINANCIAL HIGHLIGHTS*

	3Q’10	3Q’09	% Change
Consolidated Net Sales	479	457	4.8%
Glass Containers	262	241	8.7%
Flat Glass	211	213	-1.1%
Cost of Sales	348	322	7.8%
Gross Income	131	135	-2.9%
Gross Margins	27.3%	29.5%	-2.2	pp
SG&A	96	103	-6.9%
SG&A % of sales	20.0%	22.5%	-2.5	pp
EBIT	35	32	10.1%
EBIT Margins	7.3%	6.9%	0.4	pp
EBITDA	72	66	9.0%
Glass Containers	63	65	-2.8%
Flat Glass	4	3	15.3%
EBITDA Margins	15.1%	14.5%	0.6	pp
Net Income (loss)	(14)	(66)	-78.1%
Net Income (loss) Margins	-3.0%	-14.5%	+11	pp
Total Debt(1)	1,706	1,543	10.6%
Short Term Debt (2)	1,568	1,410	11.2%
Long Term Debt	138	133	3.8%

Cash & Cash Equivalents(3)	207	127	63.5%
Total Net Debt	1,499	1,416	5.8%

*	Million US$ Nominal

(1)	Total debt includes account receivables debt programs according to a change in Mexican FRS. Aditionally, it includes US$253 million from derivatives settlements recognized in 3Q’10.

(2)	Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term.

(3)
In 3Q’09, Cash & Cash Equivalents include restricted cash for interest payments and cash on our accounts receivables debt programs. In 3Q’10, it include restricted cash for our accounts receivables debt programs, lease payments and other long-term assets.

Mr. Hugo Lara, Chief Executive Officer, commented: “We achieved significant milestones in our restructuring and refinancing activities. After settling the derivative claims with our counterparties, we filed our audited 2009 financial statements, once they were approved on a Shareholders’ Meeting, and our stock has resumed trading on the Mexican Stock Exchange. The launch of a cash tender offer, together with an exchange offer and consent solicitation released on Monday, is another important step in our debt restructuring. We are confident that the success of these offers, will allow us to delever the Company and provide greater financial flexibility to continue to build on our business strengths. Finally, the refinancing of credit lines at our Spanish subsidiary.”
“Results for the quarter, continued to benefit from the peso appreciation, the varying stages of the economic recovery in most of our markets, as well as our ongoing actions to reduce costs and improve profitability.”
“A number of factors combined to influence consolidated EBITDA. In addition to the peso appreciation when EBITDA is measured in US dollars, other factors included termination of an aircraft lease, the full benefits from the cost reduction plan reflected at the holding company level, and to a lesser extent a higher income from third party sales related to health care and aircraft maintenance services at the holding company. However, EBITDA was affected by increased energy costs and price and margin erosion at Glass Containers.”
“Domestic Glass Containers sales volumes increased by 6 percent YoY. Volume growth was principally driven by strong demand in the food, CFT and soft drinks segments, which more than offset a significant decline in the beer segment. While continuing to successfully defend our market share, it came at the expense of price and margin erosion as excess capacity in local markets increased competition. As a result, most segments experienced a weaker product mix. Export volumes for Glass Containers rose by 17 percent this quarter driven by growth in all segments although product mix was weak. Despite higher sales volumes, price and margin erosion together with higher natural gas prices, resulted in a decline in EBITDA for the quarter.”
“In the Flat Glass business unit, domestic construction sales volume fell by 3.9 percent YoY. While Hurricane Alex reduced domestic glass supply, it also contributed to increased pricing reflecting product scarcity, which appears to be temporary. Domestic volume for auto glass increased 24 percent principally driven by the recovery in OEMs. Our foreign subsidiaries, however, experienced a 19 percent decline in sales resulting from continued weakness in the Spanish and US construction markets. These factors, together with the appreciation of the peso, resulted in a US$0.5 million increase in EBITDA,” noted Mr. Lara.

Mr. Claudio Del Valle, Chief Restructuring Officer, commented, “On November 1 we launched a tender offer and exchange offer and consent solicitation to restructure US$1,515 million, which includes senior notes due 2012, 2013 and 2017. We feel confident that we will achieve a positive outcome for the Company. The issuance of the new notes in exchange for the restructured debt provides creditors who consent with a nominal recovery which ranges between 68 percent to 73 percent of their total claims depending on the number of persons consenting and a premium range between 48 percent and 59 percent over the average price of the old notes in the last twelve months. In addition, the proposed plan provides for a fair recovery for holders in light of Vitro’s available financial capacity and foreseen challenges coming ahead. The plan also represents a significantly enhanced recovery for holders relative to the recovery they could potentially achieve through a litigation process. Furthermore, it enables us to create a “serviceable” capital structure that allows us to remain competitive and avoid a subsequent restructuring. Finally, the proposed plan will result in deleveraging the Company and provide greater financial flexibility to maintain and improve our business.”
“In terms of the derivative claims, last September we signed a settlement agreement with Fintech Investments, who held the claims from derivative financial instruments originally owned by Credit Suisse, Deutsche Bank, Merrill Lynch, Citibank, Barclays and Cargill. The total settlement amount with respect to all derivatives including those settled with Fintech and Calyon, reached US$240 million plus US$17.5 million of accrued interest. As a result of these agreements, all of the lawsuits related to the derivatives have been dismissed.”
“After reviewing our consolidated EBITDA guidance for 2010, we have decided to increase it to the US$250-260 million range from our previous guidance range of US$205-215 million. This EBITDA guidance adjustment reflects improved margins as a result of higher float glass domestic pricing due to product scarcity caused by Hurricane Alex, which could extend to 4Q’10. Moreover, natural gas price forward curve shows lower prices than actual prices toward year end and 4Q’09. There is uncertainty on the duration of these effects. We continue to maintain our natural gas hedges with PEMEX, 32 percent at US$6.8/mmbtu for 2010 and 19 percent at US$7.3/mmbtu for 2011, with no margin call requirements,” commented Mr. Del Valle.
“We remain focused on maximizing liquidity through strict control of our cash position”, Mr. Lara noted. “We recovered US$10 million in working capital, generated US$82 million in cash flow from operations with positive net free cash flow of US$45 million this quarter. We also made headway in our refinancing efforts. In August 2010, Vitro Cristalglass, our subsidiary in Spain also refinanced lines of credit totaling 44.8 million euros for a three-year term.”
“We also made progress on the corporate front,” continued Mr. Lara, “On October 14, 2010, Vitro’s audited financial statements for fiscal year 2009 were presented and approved at the ordinary shareholders’ meeting. Vitro’s stock suspension was lifted and the stock resumed trading on the Mexican Stock Exchange on October 21, 2010.”
“We are pleased with the progress we’ve made over the past few months both in terms of settling outstanding claims with our creditors and in providing the best possible service to our clients. “While recovery from the global recession is slowly starting to take hold, we continue to review the programs necessary to meet the many challenges all of us in the business community continue to face,” concluded Mr. Lara.
All peso figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference in exchange rates.

	Sep’10	Sep’09
Inflation in Mexico
Quarter	1.0%	1.0%
Accumulated	2.5%	2.3%
LTM	3.7%	4.9%
Inflation in USA
Quarter	0.2%	0.1%
Accumulated	1.1%	2.7%
LTM	1.1%	-1.3%
Exchange Rate
Closing	12.5011	13.5042
Average (year)	12.7158	13.7532
Average (3Q)	12.7399	13.3382
Devaluation
Quarter (closing)	-1.2%	2.3%
Accumulated	-4.3%	-2.4%
LTM (closing)	-7.4%	25.1%
Quarter (average)	-4.5%	28.9%
This announcement contains historical information, certain management’s expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements.
CASH AND CASH EQUIVALENTS
• NIF C-1, Cash and cash equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions.
As a result of adopting this NIF in 2010, the short-term restricted cash was included within the cash and cash equivalents caption, long-term restricted cash remained recorded in other long-term assets. This change is reflected in comparative years, resulting from the retrospective application requirement of the standard.

CONSOLIDATION
• NIF B-8, Due to changes in Mexican FRS, regarding the consolidation of controlled entities, our accounts receivable securitization trusts and off-balance sheet debt were included in the consolidated Financial Statements of Vitro and Subsidiaries. The effects of the changes in accounting principles increased debt of fiscal years 2009 and 2010. The mentioned trusts were designated as finance subsidiaries by our Board Meeting; therefore, those trusts are not guarantors of our Senior Notes 2012, 2013 and 2017.
SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES
A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.
In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.
We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.
Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe and the Company’s products can be found all around the world. For more information, you can access Vitro’s Website at: http://www.vitro.com
For further information, please contact:

Investor Relations	U.S. agency	Media
Adrian Meouchi / Carlos Garza	Susan Borinelli / Barbara Cano	Albert Chico/ Roberto Riva Palacio
Vitro S.A.B. de C.V.	Breakstone Group	Vitro, S.A.B. de C.V.
+ (52) 81-8863-1765 / 1730	(646) 330-5907 / 452-2334	+ (52) 81-8863-1661/ 1689
ameouchi@vitro.com	sborinelli@breakstone-group.com	achico@vitro.com
cgarza@vitro.com	bcano@breakstone-group.com	rriva@vitro.com
DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales	4
EBIT and EBITDA	4
Consolidated Financing Result	5
Taxes	6
Consolidated Net Income	6
Capital Expenditures	6
Consolidated Financial Position	7
Cash Flow	8
Key Developments	9
Glass Containers	15
Flat Glass	16
Consolidated Financial Statements	17
Segmented Information	18

Consolidated Results
Sales
Consolidated net sales for 3Q’10 increased 4.8 percent YoY to US$479 million from US$457 million last year, benefited from the peso appreciation. For LTM 3Q’10, consolidated net sales declined 3.8 percent to US$1,807 million from US$1,878 million during the same period last year. Glass Containers sales for the quarter increased YoY by 8.7 percent while Flat Glass sales decreased 1.1 percent over the same period.
During the quarter domestic and export sales increased 14.4 percent and 7.6 percent YoY, respectively, while foreign subsidiaries’ sales decreased 17.0 percent YoY.
Table 1: Total Sales
Table 1
Sales
(Million)

			YoY%				YoY%		LTM		YoY%
	3Q’10	3Q’09	Change		9M’10	9M’09	Change		3Q’10	3Q’09	Change

Pesos
Total Consolidated Sales	6,099	6,097	0.0		17,498	18,389	(4.8)		23,099	25,537	(9.5)

Glass Containers	3,338	3,213	3.9		9,172	9,617	(4.6)		11,940	13,263	(10.0)
Flat Glass	2,686	2,835	(5.3)		8,111	8,600	(5.7)		10,888	11,995	(9.2)

Domestic Sales	3,044	2,826	7.7		8,710	8,338	4.5		11,471	11,586	(1.0)
Export Sales	1,818	1,754	3.6		5,142	5,061	1.6		6,634	6,594	0.6
Foreign Subsidiaries	1,237	1,517	(18.5)		3,647	4,990	(26.9)		4,994	7,357	(32.1)

Nominal Dollars
Total Consolidated Sales	479	457	4.8		1,377	1,340	2.8		1,807	1,878	(3.8)

Glass Containers	262	241	8.7		722	702	2.8		934	976	(4.3)
Flat Glass	211	213	(1.1)		638	626	1.9		851	882	(3.5)

Domestic Sales	245	214	14.4		693	615	12.7		908	853	6.4
Export Sales	142	132	7.6		404	369	9.5		519	484	7.2
Foreign Subsidiaries	92	111	(17.0)		280	356	(21.3)		381	541	(29.7)

% Foreign Currency Sales* / Total Sales	49%	53%	-4.2	pp	50%	54%	-4.1	pp	50%	55%	-4.8	pp
% Export Sales / Total Sales	30%	29%	0.7	pp	29%	28%	1.8	pp	29%	26%	2.9	pp

*	Exports + Foreign Subsidiaries
EBIT and EBITDA
Consolidated EBIT for the quarter increased 10.1 percent YoY to US$35 million from US$32 million during the same period last year. EBIT margin increased 0.4 percentage points to 7.3 percent from 6.9 percent. For LTM 3Q’10, consolidated EBIT increased 13.8 percent to US$104 million from US$92 million in LTM 3Q’09. During this same period, EBIT margin increased 0.9 percentage points to 5.8 percent from 4.9 percent.
EBIT for the quarter at Glass Containers decreased by 9.4 percent YoY, while at Flat Glass EBIT remained almost flat at negative US$9 million in 3Q’10 when compared to the same period last year.
Consolidated EBITDA for the quarter increased 9 percent to US$72 million from US$66 million in 3Q’09. The EBITDA margin increased 0.6 percentage points YoY due to the peso appreciation when measured in US dollars, an aircraft lease termination, the benefits from the full implementation of the cost reduction plan, mostly reflected at the Holding Company level, and to a lesser extent to higher income from third party sales related to health care and aircraft maintenance services at the Holding Company, all of which was partially offset by higher energy costs and price and margin erosion at Glass Containers. For LTM 3Q’10, consolidated EBITDA increased 8.7 percent to US$256 million from US$236 million during the same period last year.
During the quarter, EBITDA at Glass Containers decreased 2.8 percent YoY to US$63 million from US$65 million, while EBITDA at Flat Glass increased to US$4 million from US$3 million in 3Q’09.

For details on both business units please refer to page 15 and 16.
Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)

			YoY%				YoY%		LTM		YoY%
	3Q’10	3Q’09	Change		9M’10	9M’09	Change		3Q’10	3Q’09	Change

Pesos
Consolidated EBIT	449	423	6.2		1,065	1,056	0.8		1,337	1,243	7.5
Margin	7.4%	6.9%	0.5	pp	6.1%	5.7%	0.4	pp	5.8%	4.9%	0.9	pp

Glass Containers	520	599	(13.2)		1,242	1,523	(18.4)		1,676	1,853	(9.6)
Flat Glass	(109)	(121)	(10.0)		(182)	(398)	(54.3)		(375)	(487)	(23.1)

Consolidated EBITDA	927	887	4.6		2,489	2,429	2.5		3,276	3,202	2.3
Margin	15.2%	14.5%	0.7	pp	14.2%	13.2%	1	pp	14.2%	12.5%	1.7	pp

Glass Containers	808	868	(6.9)		2,087	2,327	(10.3)		2,782	2,987	(6.8)
Flat Glass	50	43	15.2		296	80	269.8		300	170	76.2

Nominal Dollars
Consolidated EBIT	35	32	10.1		83	77	8.4		104	92	13.8
Margin	7.3%	6.9%	0.4	pp	6.1%	5.8%	0.3	pp	5.8%	4.9%	0.9	pp

Glass Containers	41	45	(9.4)		98	111	(12.2)		131	136	(4.1)
Flat Glass	(9)	(9)	(3.7)		(14)	(29)	(49.8)		(29)	(35)	(16.3)

Consolidated EBITDA	72	66	9.0		196	177	10.5		256	236	8.7
Margin	15.1%	14.5%	0.6	pp	14.2%	13.2%	1	pp	14.2%	12.5%	1.7	pp

Glass Containers	63	65	(2.8)		164	170	(3.4)		217	220	(1.1)
Flat Glass	4	3	15.3		23	6	291.8		23	13	77.8
Consolidated Financing Result
Consolidated financing result for the quarter resulted in an expense of US$41 million from an expense of US$80 million during 3Q’09. This situation was mainly driven by a non-cash foreign exchange gain of US$15 million in 3Q’10 compared with a loss of US$30 million during the same period last year, due to a 1 percent QoQ appreciation of the peso compared with an 2 percent peso depreciation in the same period last year.
For LTM 3Q’10, total consolidated financing result decreased to an expense of US$146 million from an expense of US$591 million in LTM 3Q’09, mainly driven by a non-cash foreign exchange gain of US$84 million, due to 7.4 percent appreciation of the peso. This compares to a non-cash foreign exchange loss of US$224 million during the same period last year, due to a 25.1 percent peso depreciation and to a lesser extent by other financial expenses of US$58 million compared with an expense of US$199 million during LTM 3Q’09 due to higher derivative instrument losses.
Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)

			YoY%			YoY%	LTM		YoY%
	3Q’10	3Q’09	Change	9M’10	9M’09	Change	3Q’10	3Q’09	Change
Pesos
Interest Expense	(554)	(553)	0.1	(1,682)	(1,790)	(6.0)	(2,255)	(2,354)	(4.2)
Interest Income	13	15	(9.3)	35	37	(4.4)	49	53	(7.1)
Other Financial Expenses(1)	(170)	(125)	36.6	(439)	(724)	(39.4)	(745)	(2,661)	(72.0)
Foreign Exchange (Loss)	169	(396)	—	454	378	20.1	1,053	(2,990)	—

Total Financing Result	(542)	(1,060)	(48.8)	(1,631)	(2,099)	(22.3)	(1,898)	(7,952)	(76.1)
Nominal Dollars
Interest Expense	(43)	(42)	4.6	(132)	(130)	2.0	(176)	(172)	2.6
Interest Income	1	1	(5.0)	3	3	2.4	4	4	3.5
Other Financial Expenses(1)	(13)	(10)	38.7	(34)	(51)	(32.1)	(58)	(199)	(70.9)
Foreign Exchange (Loss)	15	(30)	—	39	33	15.9	84	(224)	—

Total Financing Result	(41)	(80)	(48.9)	(126)	(145)	(13.1)	(146)	(591)	(75.3)

(1)	Includes derivative transactions and expenses related to debt restructuring.

Taxes
Total income tax decreased from an expense of US$1 million in 3Q’09 to an income of US$3 million during this quarter. Deferred income tax increased due to the amortization of previous year net operating losses mainly as a result of the recognition of a non-cash foreign exchange gain. Accrued Income Tax decreased from an expense of US$3 million to an income of US$7 million mainly due to a reduction of Income taxes in our foreign operations. For LTM 3Q’10, Total Income Tax decreased to an income of US$50 from an income of US$127 in LTM 3Q’09. This reduction is attributable to a foreign exchange gain for the LTM of 2010 compared with a foreign exchange loss in the same period of 2009.
Table 4: Taxes
Table 4
Taxes
(Million)

			YoY%			YoY%	LTM		YoY%
	3Q’10	3Q’09	Change	9M’10	9M’09	Change	3Q’10	3Q’09	Change
Pesos
Accrued Income Tax	(80)	38	—	293	73	299.6	217	94	131.0
Deferred Income Tax (gain)	35	(27)	—	(491)	(204)	140.4	(882)	(1,843)	(52.2)

Total Income Tax	(45)	11	—	(197)	(131)	51.0	(665)	(1,749)	—

Nominal Dollars
Accrued Income Tax	(7)	3	—	22	5	307.5	16	7	139.8
Deferred Income Tax (gain)	4	(2)	—	(36)	(13)	181.5	(66)	(134)	(50.6)

Total Income Tax	(3)	1	—	(14)	(7)	89.4	(50)	(127)	(60.8)
Consolidated Net Loss
During 3Q’10 the Company recorded a consolidated net loss of US$14 million compared to a net loss of US$66 million during the same period last year. This variation is the result of a US$41 million expense in total financing result compared with an expense of US$80 million in 3Q’09, mainly derived from a non-cash foreign exchange income related to a 1.2 percent peso appreciation compared to a non-cash foreign exchange expense related to a 2.3 percent peso depreciation in 3Q’09.
Capital Expenditures (CapEx)
Capital expenditures for the quarter totaled US$17 million, compared with US$13 million in 3Q’09. Glass Containers represented 71 percent of total CapEx and was mainly invested in molds and maintenance. Flat Glass accounted for 29 percent and was mainly invested in maintenance.

Consolidated Financial Position
Net debt, which as of September 30, 2010 includes US$253 million from derivative settlements, not previously recognized as debt, and is calculated by deducting cash and cash equivalents and other long term assets, increased QoQ by US$171 million to US$1,499 million. On a YoY comparison, net debt increased by US$83 million.
As of 3Q’10, the Company had a cash balance of US$207 million, of which US$2 million is classified as other long-term assets and US$10 million is restricted cash collateralizing lease payments, and cash on our accounts receivable debt programs. Therefore, unrestricted cash balance as of 3Q’10 was US$195 million.
Consolidated gross debt as of September 30, 2010 totaled US$1,706 million, which includes the recognition of US$253 million from derivative settlements, a QoQ increase of US$177 million and a YoY increase of US$163 million.
Table 5
Debt Indicators
(Million dollars; except as indicated)

	3Q’10	2Q’10	1Q’10	4Q’09	3Q’09

Interest Coverage(1)
(EBITDA/ Interest Expense) (Times) LTM	1.5	1.4	1.4	1.4	1.4

Leverage(1)
(Total Debt / EBITDA) (Times) LTM	6.5	6.0	6.2	6.2	6.5
(Total Net Debt / EBITDA) (Times) LTM	5.7	5.2	5.4	5.4	6.0

Total Debt(4)(5)	1,706	1,529	1,540	1,539	1,543
Short-Term Debt(2)	1,568	1,388	1,390	1,393	1,410
Long-Term Debt	138	141	151	146	133

Cash and Equivalents(3)	207	201	206	219	127
Total Net Debt	1,499	1,328	1,334	1,320	1,416

Currency Mix (%) dlls&Euros/Pesos	92/8	91/9	91/9	91/9	95/5

(1)	Financial ratios are calculated using figures in pesos.

(2)	Since we are not in compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term.

(3)	Cash & Cash Equivalents include restricted cash for interest payments and cash on our accounts receivables debt programs. In 1Q’10 also include lease payments.

(4)	Starting 3Q’10, debt includes US$253 million from derivative settlements, previously accounted in other current liabilities.

(5)
NIF B-8, Due to changes in Mexican FRS, regarding to consolidation or controlled entities, our accounts receivable securitization trusts and off-balance sheet debt were included in the Consolidated Financial Statements of Vitro and Subsidiaries. The effects of the changes in accounting principles increased debt of fiscal year of all periods herein presented.

Cash Flow
Net free cash flow decreased to US$45 million from US$47 million in 3Q’09. This was mainly the result of a working capital recovery of US$10 million in 3Q’10 compared to a recovery of US$37 million in 3Q’09, which was partially compensated with lower net interest paid, derived from lower derivatives payment, in 3Q’10 when compared to the same period last year.
For the LTM 3Q’10, the Company recorded a net free cash flow of US$119 million compared to US$155 million during the previous year. The above mentioned decrease was mainly due to lower working capital recovery and cash taxes paid compared to cash taxes recovered during the same period last year, which was partially compensated by lower net interest paid due to lower derivatives payments in LTM 3Q’10.
Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)

			YoY%			YoY%	LTM		YoY%
	3Q’10	3Q’09	Change	9M’10	9M’09	Change	3Q’10	3Q’09	Change

Pesos
EBITDA	927	887	4.6	2,489	2,429	2.5	3,276	3,202	2.3
Working Capital(2)	131	485	(72.9)	(521)	394	—	81	894	(91.0)

Cash Flow from Operations	1,059	1,372	(22.8)	1,968	2,824	(30.3)	3,357	4,096	(18.0)

Net Interest Paid (3)	(238)	(527)	(54.8)	(645)	(1,234)	(47.7)	(902)	(1,751)	(48.5)
Cash Taxes (paid) recovered(4)	(27)	(44)	(39.9)	(155)	274	—	(88)	219	—
Capex	(213)	(179)	19.4	(446)	(363)	22.8	(721)	(673)	7.0
Dividends	(0)	—	—	(6)	(9)	(33.3)	(12)	(6)	89.7

Net Free Cash Flow	580	621	(6.6)	716	1,492	(52.0)	1,635	1,884	(13.2)

Nominal Dollars
EBITDA	72	66	9.0	196	177	10.5	256	236	8.7
Working Capital(2)	10	37	(72.7)	(41)	31	—	7	75	(91.1)

Cash Flow from Operations	82	103	(20.0)	155	208	(25.5)	263	311	(15.5)

Net Interest Paid (3)	(19)	(40)	(52.6)	(51)	(85)	(40.4)	(77)	(123)	(37.3)
Cash Taxes (paid) recovered(4)	(2)	(3)	(37.7)	(12)	21	—	(10)	18	—
Capex	(17)	(13)	23.9	(35)	(27)	31.3	(56)	(50)	12.2
Dividends	—	—	—	(0)	(1)	(32.7)	(1)	(0)	65.4

Net Free Cash Flow	45	47	(3.8)	56	117	(51.7)	119	155	(23.4)

(1)	This statement is a Cash Flow statement and it does not represent a Statement according with Mexican FRS

(2)	Includes: Clients, inventories, suppliers, other current assets and liabilities and IVA (Value Added Tax)

(3)	Also includes interest income and derivative financial transactions.

(4)	Includes PSW (Profit Sharing to Workers)

Key Developments
FINANCIAL POSITION AND RESTRUCTURING PROCESS
Vitro Announces Offers for its Outstanding Senior Notes
Offers are Step Toward Potential Restructuring under Mexican Insolvency Laws
On November 1, 2010, the Company announced that it has commenced two alternative offers in respect of its outstanding senior notes: (1) a cash tender offer (which is being conducted as a modified Dutch auction) and (2) an exchange offer and consent solicitation. Both offers apply to all three series of Vitro’s outstanding senior notes, which are described in the following table:

		Outstanding
		Principal
Series of Senior Notes	CUSIP No.	Amount
8.625% Senior Notes due 2012	92851RAC1	$300,000,000
11.75% Senior Notes due 2013	92851FAD5	$216,000,000
9.125% Senior Notes due 2017	92851RAD9	$700,000,000
The offers are being conducted in contemplation of, and as a step towards, restructuring Vitro’s outstanding debt through an in-court proceeding under the insolvency law of Mexico.
Background of the Proposed Restructuring
For the past 18 months Vitro has worked diligently to resolve its financial situation by seeking to achieve a consensual restructuring on terms that provide Vitro’s creditors a fair recovery in light of the Company’s financial capacity and permit the Company to regain its financial footing. To that end, Vitro has engaged in active negotiations with various groups of creditors, including an ad hoc group of bondholders and Fintech Advisory Ltd., the Company’s single largest creditor.
The exchange offer and consent solicitation launched reflects Vitro’s commitment to significantly deleverage and return to financial soundness while at the same time providing consenting creditors with a fair recovery. Depending on the level of creditor participation, consenting creditors stand to receive a nominal recovery between 68% to 73% of their total claims. Moreover, the terms of the proposed restructuring, once implemented, will leave the Company with a sustainable debt load and strong financial position, both of which will mitigate the risk of a subsequent restructuring and will provide the Company with the necessary financial flexibility to improve and maintain its business performance and remain competitive.
The Company’s restructuring proposal reflects months of arms-length negotiations with Fintech Advisory Ltd., the Company’s largest creditor. Fintech Advisory recognizes the benefits and fair recovery that our restructuring proposal provides to all creditors of the Company and, accordingly, has agreed to support our restructuring proposal by entering into a lock-up and plan support agreement (as described in the offer documents mentioned below). As stated by David Martinez, the managing director of Fintech Advisory Ltd., “Vitro’s restructuring proposal is the outcome of long and involved arms-length negotiations and, in my view, represents a fair and balanced restructuring package for all creditors, not only with respect to potential recovery but also with respect to the financial and legal terms and conditions of the new offered securities.”
General Information Relating to the Offers
Holders of Vitro’s senior notes may either tender their senior notes in the tender offer or submit their senior notes for exchange in the exchange offer and consent solicitation. Because the size of the tender offer is limited (as described below), holders that tender senior notes in the tender offer will be required to specify whether, if their senior notes are not accepted in the tender offer, they elect to tender them into the exchange offer and consent solicitation instead.

Both offers are being made pursuant to, and on the conditions described in, a tender offer and exchange offer and consent solicitation statement dated November 1, 2010 and the related letter of transmittal (together, the “offer documents”).
Both offers will expire at 9:00 a.m., New York City time, on December 1, 2010, unless extended or earlier terminated. Any tenders of senior notes in either offer are irrevocable. Vitro may, in its sole discretion (subject to applicable law), terminate either or both offers, and reserves the right to amend the terms or waive any of the conditions to either or both offers.
The Tender Offer
Vitro is making the tender offer jointly with its wholly-owned subsidiary Administración de Inmuebles Vitro, S.A. de C.V. Together, they are offering, upon the terms and subject to the conditions set forth in the offer documents, to purchase Vitro’s outstanding senior notes for cash pursuant to a modified Dutch auction.
Because the tender offer is being conducted as a modified Dutch auction, tendering holders must specify the minimum price they would be willing to accept in exchange for each $1,000 principal amount of their senior notes. This minimum amount is known as the “bid price.” The bid price may not be less than $500.00 or more than $575.00. Bids outside of this range will not be accepted. Bids between those numbers must be in minimum increments of $2.50 above $500.00.
The total amount available to purchase senior notes that are accepted in the tender (the “maximum payment amount”) will be $100,000,000 (subject to increase as described in the offer documents). Using procedures that are described in the offer documents, the bid prices of all tendering holders will be used to determine the clearing price at which the largest possible principal amount of senior notes can be purchased without exceeding, in the aggregate, the maximum payment amount. The price, or “tender offer consideration,” that holders will receive for their senior notes that are accepted in the tender offer, will be equal to that clearing price.
All holders whose senior notes are accepted in the tender offer will receive the same tender offer consideration even if they tendered at a bid price that was lower than the clearing price.
Senior notes that are tendered at a bid price greater than the clearing price will be rejected from the tender offer. In addition, a portion of the senior notes tendered at a bid price equal to the clearing price may be rejected due to proration procedures.
The tender offer will be financed by a loan from an affiliate of Fintech Advisory and will be repaid by delivery to such Fintech affiliate of the senior notes that are accepted in the tender offer. As mentioned above, an affiliate of Fintech Advisory has executed a lock-up agreement with the Company to support an in-court restructuring under the Ley de Concursos Mercantiles, or insolvency law, of Mexico (the “Concurso Plan”) (as defined herein).
The Exchange Offer and Consent Solicitation
Concurrently with the tender offer, Vitro is also proposing, upon the terms and subject to the conditions set forth in the offer documents, an exchange offer and solicitation of consents to the Concurso Plan, from holders of the senior notes and certain claims relating to derivative financial instruments and other debt of Vitro (together with the senior notes, the “restructured debt”).
Pursuant to the Concurso Plan, Vitro is proposing to exchange all of the restructured debt which including the senior notes, had an outstanding balance of $1,515 million as of June 30th 2010 for the following consideration on a pro rata basis:
• $850.0 million in aggregate principal amount of new senior notes maturing in 2019 (the “new 2019 notes”);
• $100.0 million (plus an issue date adjustment) in aggregate principal amount of newly issued mandatory convertible debentures (the “new MCDs” and, together with the new 2019 notes, the “new notes”), which will mandatorily convert into 15.0% of Vitro’s equity on a fully diluted basis if not paid in full at maturity or upon the occurrence of certain events of default;
• a cash payment (the “restructuring cash payment”) in an amount equal to the unpaid portion of an aggregate of $75.0 million in cash held in a Mexican trust remaining after the payment of the consent payment described below (the “payment trust”); and
• a restructuring fee, in cash, based on the issue date of the new notes.

The payment trust will pay a consent payment in an amount (to be determined as described in the offer documents) of no less than 5% and no greater than 10% of the aggregate principal amount of restructured debt held by the holder (the “consent payment”) which is exchanged and for which a consent to the Concurso Plan is provided prior to the expiration time specified above.
Vitro is seeking the exchange of the senior notes and consent of each person in whose name a senior note is registered as of 5:00 p.m., New York City time, on November 1, 2010 (the “record date”), or persons who held senior notes through The Depository Trust Company as of the record date; however, Vitro may proceed with filing the proposed Concurso Plan without any such consents.
For each U.S.$1,000 principal amount of the senior notes that is exchanged, holders will be entitled to receive:
• $562 of New 2019 Notes,
• $66 of New MCDs (not including the issue date adjustment),
• a portion of the restructuring cash payment on a pro rata basis (depending on how many holders consent), and
• a portion of the restructuring fee (depending on the issue date), all to be delivered following the approval of Vitro’s concurso mercantil proceeding. This does not include the consent payment for holders of between 5% and 10% of the principal amount of exchanged senior notes, which will be paid promptly following the expiration of the exchange offer and solicitation of consents.
Further Information
D.F. King & Co., Inc. will act as the depositary for the tender offer and information and exchange agent for the exchange offer and consent solicitation for holders of senior notes. Questions regarding the tender offer and exchange offer and consent solicitation and requests for additional copies of the tender offer and exchange offer and consent solicitation materials may be directed to D.F. King & Co., Inc. at (800) 431-9633 (toll free) or (212) 269-5550 (bankers and brokers). Holders of restructured debt other than the senior notes may contact Vitro at +52 (81) 8863-1731 (attn: Carlos Garza).
This press release does not constitute an offer to purchase or the solicitation of an offer to sell the senior notes. It also does not constitute an offer to sell or the solicitation of an offer to buy the new notes. There shall not be any such offers or solicitations, or purchases or sales, in any jurisdiction in which such offers, solicitations, purchases or sales would be unlawful. The tender offer and exchange offer and consent solicitation are being made solely pursuant to the offer documents, as described above.
Additional Information on Transaction to Strengthen Vitro’s Liquidity
In anticipation of the release of its audited financial statements for fiscal year 2009, and the launch of a consent solicitation addressed to holders of Vitro’s Bonds and other debt, Vitro disclosed that, as part of the transaction executed on December 2009 for US$75 million, through the creation of a Mexican Trust (the “Trust”), to which some subsidiaries of Vitro contributed seven real estate assets (industrial land), it granted certain options to Fintech Investments Ltd (“Fintech”).

As a result and subject to completion of several acts and future events, whose occurrence is uncertain, Fintech could after the Company’s debt restructuring occurs, based on Vitro’s value and performance, exercise an option to purchase outstanding shares of Vitro’s stockholders’ equity owned by the Pension and Option Trusts and/or shares of a subholding subsidiary of Vitro, in exchange for all Fintech’s rights in the Trust. In this case, the Company has an option to repurchase the subsidiary’s shares during the three years following transfer.
As previously reported, the transaction with Fintech strengthened the Company’s liquidity allowing it to continue optimal operations, a necessary condition to achieve a consensual agreement for its financial restructuring with its creditors. If Fintech exercises the option to purchase shares of Vitro, it would hold up to 24% equity stake in the Company. However, in case that Fintech holds at least a 5% ownership in Vitro, it would be subject to a shareholder agreement signed with Mr. Adrian Sada Gonzalez, Ms. Esther Cueva de Sada and Ms. Maria Alejandra Sada Gonzalez and Mr. Adrian Sada Cueva, on terms substantially similar to those signed between these shareholders and Mr. Alfredo Harp Helú in April 2010 with the purpose of unifying the exercise of voting rights of shares they own, and regulate the transfer of shares.
In this regard, Mr. David M. Martínez, CEO of Fintech said: “Our investment concurs with Vitro’s recapitalization and return to sustainable growth efforts, under current management”.
Vitro Successfully Refinances Credit Lines of its Spanish Subsidiary
On September 9, 2010, the Company announced that Vitro Cristalglass S.L. (“Cristalglass”), its Spanish subsidiary, has reached an agreement to refinance most of its credit lines (the “Agreement”) with its major banking institutions, allowing it to continue its business plan for the next three years.
The Agreement was signed in Ponferrada on June 30, 2010, with eight financial institutions: Caja Madrid, Banco Popular, Castilla, Caixa Galicia, Caixanova, Bancaja, Caja Spain, Caja Duero and Banco Sabadell. The amount of the Agreement is 44.8 million euros.
Cristalglass, is one of the leading companies in the Spanish market for construction glass and a leader in the segment of special projects and landmark buildings, employing a total of 495 persons.
By reaching this Agreement, Cristalglass is now positioned for sustainability and financial stability according to its business plan, which includes leadership in special construction projects and the diversification of its products and markets. This plan will allow the company to achieve new growth of its business and to preserve jobs.
“This refinancing agreement significantly reduces the need by the parent company to provide long-term capital resources and allows it to continue supporting the subsidiary, as usual, with cash used to finance its working capital,” said Claudio Del Valle, Chief Administrative and Financial Officer of Vitro.
Vitro Signs Settlement Agreements with all Derivative Counterparties
On September 7, 2010, the Company announced that it has signed settlement agreements (the “Settlements”) with all derivative counterparties.
As previously announced, Vitro reached an agreement to settle the amount related to derivative financial instruments (“DFIs”) with Calyon, London Branch (“Calyon”).
In addition, the Company reached a settlement agreement with Fintech Investments Ltd. (“Fintech”), the firm that recently acquired the DFIs claims, previously owned by Credit Suisse International, Deutsche Bank AG, London Branch, Merrill Lynch Capital Services, Citibank, N.A., Barclays Bank, PLC and Cargill, Incorporated.
The amount of the settlement agreed with Calyon and Fintech is US$63.4 MM and US$176.9 MM, respectively, for a total amount of US$240.3 MM recognized by the Company, plus US$17.5 million of accrued interests.
As a result of these Settlements, all of the lawsuits related with the DFIs have been dismissed.

Vitro Announces the Sale of non Productive Real Estate Assets Contributed to the Bancomext Trust
On August 25, 2010, the Company announced that the Bancomext Trust (the “Trust”), signed on November 3, 2008, has concluded the sale of non-productive real estate assets for US$63.8 million.
The proceeds of such sale, plus US$5.5 million of the Company’s available cash, were applied to liquidate the Trust. As of August 4, 2010, the Trust had an outstanding balance of US$69.3 million, including accrued interest.
The sale included unused ancillary property surrounding the corporate headquarters. As a result of such sale, the Company has regained title of its two corporate headquarters office buildings, and their respective land, which were part of the original assets contributed to the Trust.
Vitro Discloses Debt Restructuring Counterproposal to Bondholder Group
As part of Vitro’s debt restructuring discussions with creditors, on July 20, 2010, the Company presented a restructuring counterproposal (the “Counterproposal”) to representatives of certain holders of Senior Notes, which in their three series aggregate US$1.216 billion outstanding principal amount.
The Counterproposal provided for the restructuring of approximately US$1.5 billion of Vitro’s debt, which included the Senior Notes and other impaired debt, and consisted of the following components:
1.- US$500 million of new notes with an eight year term, bullet amortization, and cash interest payments of 3% in year one, stepping up by 1% every year thereafter.
2.- US$350 million of new notes with a seven year term and interest payments of 3.0% and 4.0% in years 1 and 2, respectively with 8.0% thereafter; however, the Company has the option to pay in kind (“PIK”) 100% of the associated interest during the first two years. The new notes will have an amortization schedule of 2.5%, 5.0%, 12.5%, 15.0%, 15.0%, and 50.0% in years 2-7, respectively.
3.- US$80 million Mandatory Convertible Debentures (“MCD”) with a 5 year mandatory conversion into 10% of the common stock of Vitro if not paid in full at maturity. The MCD provides a 10.5% PIK interest rate and prepayment discounts of 30.2%, 24.2%, 17.7%, 10.6% and 2.9% in years 1-5, respectively.
4.- US$75 million cash tender to retire debt.
Approximately US$275 million of the Company’s secured debt, account receivables financing programs, and other unsecured debt, mainly at the subsidiary level, would not be affected by the proposed restructuring.
OTHER
Vitro files Form 15-F to deregister in United States under the Securities Exchange Act
On September 8, 2010, the Company announced that it has filed a Form 15-F with the U.S. Securities and Exchange Commission (the “SEC”) with the intention to deregister its American Depositary Shares (the “ADRs”), Vitro’s 8.625% Senior Notes due 2012, Vitro’s 11.75% Senior Notes due 2013 and Vitro’s 9.125% Senior Notes due 2017 (collectively, the “Notes”), and terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).
As previously announced, Vitro delisted its ADRs from the New York Stock Exchange and terminated its ADR facility as of August 24, 2009.
Vitro is already eligible to suspend its Exchange Act reporting requirements as it complies with the rules of the Exchange Act given that there are no remaining holders of Vitro ADRs and each class of Notes are held of record by less than 300 persons on a worldwide basis.
If the SEC has no objection, the deregistration and termination of reporting obligations will become effective not later than 90 days after the filing. Upon filing of the Form 15-F, Vitro’s reporting obligations with the SEC will be suspended until the deregistration is effective. However, Vitro will continue to provide information to the Mexican Stock Exchange and will make such information available on its website.

The shares representing Vitro’s capital stock will continue trading on the Mexican Stock Exchange.
Vitro’s manufacturing facilities in García, N.L. temporarily suspends operations
On July 6, 2010, the Company announced that as a result of the severe flooding and damages recently caused by Hurricane Alex to the State of Nuevo León’s infrastructure, particularly to the Municipality of García, Vitro’s Flat Glass manufacturing and processing facilities in said municipality were forced to temporarily interrupt operations. Glass Containers’ manufacturing facilities were not affected by this event and continue working normally.
Our facilities, as well as the majority of the manufacturing and services industries in the region were impacted by Hurricane Alex, one of the worst and most destructive recorded in the history of the state, causing severe damages to roads, highways, bridges and the interruption of water, electricity and natural gas supply.
Despite these difficult circumstances, the Company was able to partially resume operations in some of the affected facilities and has taken the necessary steps to determine with more precision the magnitude of damages.
As of today, all float glass and automotive glass manufacturing facilities have been completely restored and are operating under normal conditions, while recovering optimal inventory levels for all business segments.

Glass Containers
(52 percent of LTM 2010 Consolidated Sales)
Sales
Sales for the quarter increased 8.7 percent YoY to US$262 million from US$241 million.
Domestic sales increased 5.4 percent as a result of the peso appreciation; nevertheless, when measured in pesos they remained flat due to lower volumes in the beer and wine & liquor segments, coupled with a lower price mix across all segments.
Export sales increased 12.9 percent YoY due to higher volumes in every segment, except for beer, despite a lower price mix in every segment.
Sales from Glass Containers’ foreign subsidiaries increased to US$4 million from US$3, YoY.
EBIT and EBITDA
EBIT for the quarter decreased 9.4 percent YoY to US$41 million. EBITDA for the same period decreased 2.8 percent to US$63 million from US$65 million. During this quarter, EBIT and EBITDA were affected by price and margin erosion and higher energy costs, as a result of natural gas price increase, and were partially benefited by a 7.4 percent peso appreciation.
EBITDA from Mexican glass containers operations, which is Glass Container’s core business and represents approximately 81 percent of total EBITDA, decreased 4.7 percent YoY due to the above mentioned factors.
Table 7: Glass Containers
Table 7
Glass Containers
(Million)

			YoY%				YoY%		LTM		YoY%
	3Q’10	3Q’09	Change		9M’10	9M’09	Change		3Q’10	3Q’09	Change

Pesos
Consolidated Net sales	3,338	3,213	3.9		9,172	9,617	(4.6)		11,940	13,263	(10.0)
Net Sales
Domestic Sales	1,948	1,942	0.3		5,481	5,800	(5.5)		7,252	7,977	(9.1)
Exports	1,341	1,234	8.7		3,578	3,771	(5.1)		4,539	4,801	(5.5)
Foreign Subsidiaries	49	37	32.4		113	46	143.4		149	485	(69.4)
EBIT	520	599	(13.2)		1,242	1,523	(18.4)		1,676	1,853	(9.6)
EBITDA	808	868	(6.9)		2,087	2,327	(10.3)		2,782	2,987	(6.8)

EBIT Margin	15.6%	18.6%	-3	pp	13.5%	15.8%	-2.3	pp	14.0%	14.0%	0	pp
EBITDA Margin	24.2%	27.0%	-2.8	pp	22.7%	24.2%	-1.5	pp	23.3%	22.5%	0.8	pp

Nominal Dollars
Consolidated Net sales	262	241	8.7		722	702	2.8		934	976	(4.3)
Domestic Sales	153	145	5.4		432	424	2.0		567	580	(2.2)
Export Sales	105	93	12.9		281	275	2.2		355	352	0.9
Foreign Subsidiaries	4	3	42.9		9	4	154.3		12	44	(73.6)
EBIT	41	45	(9.4)		98	111	(12.2)		131	136	(4.1)
EBITDA	63	65	(2.8)		164	170	(3.4)		217	220	(1.1)

EBIT Margin	15.5%	18.6%	-3.1	pp	13.5%	15.8%	-2.3	pp	14.0%	14.0%	0	pp
EBITDA Margin	24.1%	27.0%	-2.9	pp	22.7%	24.2%	-1.5	pp	23.3%	22.5%	0.8	pp

Glass Containers
Domestic (Millions of Units)	891	844	5.6		2,472	2,491	(0.8)		3,246	3,449	(5.9)
Exports (Millions of Units)	377	322	16.8		1,008	962	4.8		1,281	1,257	1.9

Total	1,268	1,166	8.7		3,480	3,453	0.8		4,527	4,706	(3.8)
Installed capacity utilization (furnaces)	81%	73%	8	pp
Alcali (Thousands Tons sold)*	144	161	(10.8)		469	477	(1.7)		637	639	(0.3)

*	Includes sodium carbonate, sodium bicarbonate, sodium chlorine and calcium chlorine

Flat Glass
(47 percent of LTM 2010 Consolidated Sales)
Sales
Flat Glass sales for the quarter decreased 1.1 percent YoY to US$211 million from US$213 million.
Domestic sales increased 30.3 percent YoY, despite lower volumes in the domestic float glass market mainly due to Hurricane Alex, which affected domestic glass supply but in contrast increased pricing due to product scarcity.
Export sales decreased 5.1 percent YoY as we focused on serving the domestic market, as a result of a glass inventory shortage due to Hurricane Alex, instead of exporting what was previously considered excess capacity. This was partially offset by an important demand increase from the Original Equipment Manufacturer (“OEM”) market coupled with an improved price mix.
Automotive sales increased 20.1 percent YoY driven by higher volumes and better price mix in OEM market. OEM market sales volumes increased 29 percent, while AGR market sales volumes decreased 5 percent.
Sales from foreign subsidiaries decreased 18.5 percent YoY to US$88 million from US$108 million as a result of weakening markets and softening demand, especially in the construction market of Spain and the U.S.
EBIT & EBITDA
EBIT for the quarter remained almost flat YoY at negative US$9 million while EBITDA increased to US$4 million from US$3 million YoY. During the same period, EBIT and EBITDA margins increased 0.1 and 0.3 percentage points, respectively.
On a YoY comparison, EBIT and EBITDA were benefited by increased sales volume and better price mix in OEM and better price mix in domestic Construction markets derived from better margins as a result of increased pricing reflecting product scarcity due to Hurricane Alex.
Table 8: Flat Glass
Table 8
Flat Glass
(Million)

			YoY%				YoY%		LTM		YoY%
	3Q’10	3Q’09	Change		9M’10	9M’09	Change		3Q’10	3Q’09	Change

Pesos
Consolidated Net sales	2,686	2,835	(5.3)		8,111	8,600	(5.7)		10,888	11,995	(9.2)
Net Sales
Domestic Sales	1,021	835	22.3		3,013	2,366	27.3		3,948	3,330	18.6
Exports	477	520	(8.3)		1,564	1,290	21.2		2,095	1,793	16.8
Foreign Subsidiaries	1,188	1,480	(19.8)		3,534	4,944	(28.5)		4,845	6,872	(29.5)
EBIT	(109)	(121)	(10.0)		(182)	(398)	(54.3)		(375)	(487)	(23.1)
EBITDA	50	43	15.2		296	80	269.8		300	170	76.2

EBIT Margin	-4.0%	-4.3%	0.3	pp	-2.2%	-4.6%	2.4	pp	-3.4%	-4.1%	0.7	pp
EBITDA Margin	1.9%	1.5%	0.4	pp	3.6%	0.9%	2.7	pp	2.8%	1.4%	1.4	pp

Nominal Dollars
Consolidated Net sales	211	213	(1.1)		638	626	1.9		851	882	(3.5)
Domestic Sales	86	66	30.3		244	179	35.8		318	252	26.0
Export Sales	37	39	(5.1)		123	94	30.9		164	132	24.2
Foreign Subsidiaries	88	108	(18.5)		271	353	(23.0)		369	498	(25.9)
EBIT	(9)	(9)	(3.7)		(14)	(29)	(49.8)		(29)	(35)	(16.3)
EBITDA	4	3	15.3		23	6	291.8		23	13	77.8

EBIT Margin	-4.2%	-4.3%	0.1	pp	-2.3%	-4.6%	2.3	pp	-3.4%	-4.1%	0.7	pp
EBITDA Margin	1.8%	1.5%	0.3	pp	3.6%	0.9%	2.7	pp	2.8%	1.4%	1.4	pp

Volumes
Flat Glass (Thousands of m2R) (1) (2)	25,359	32,312	(21.5)		93,653	84,758	10.5		127,052	116,144	9.4

Capacity utilization
Float Glass furnaces (3)	43%	104%	-61.4	pp
Flat Glass auto	72%	54%	17.4	pp

(1)	Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries

(2)	m2R = Reduced Squared Meters

(3)
Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

CONSOLIDATED
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

		Third Quarter						January-September						Last Twelve Months
		Pesos			Nominal Dollars			Pesos			Nominal Dollars			Pesos			Nominal Dollars
Item	INCOME STATEMENT	2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.	2010	2009	% Var.
1	Consolidated Net Sales	6,099	6,097	0.0	479	457	4.7	17,498	18,389	(4.8)	1,377	1,340	2.7	23,099	25,537	(9.5)	1,807	1,878	(3.8)
2	Cost of Sales	4,427	4,299	3.0	348	322	7.8	12,801	13,023	(1.7)	1,007	949	6.2	16,959	18,235	(7.0)	1,327	1,341	(1.1)

3	Gross Income	1,672	1,798	(7.0)	131	135	(2.9)	4,697	5,367	(12.5)	369	391	(5.6)	6,140	7,302	(15.9)	480	537	(10.7)
4	SG&A Expenses	1,223	1,375	(11.1)	96	103	(6.9)	3,632	4,310	(15.7)	286	314	(9.0)	4,803	6,059	(20.7)	376	446	(15.7)

5	Operating Income	449	423	6.2	35	32	10.1	1,065	1,056	0.8	83	77	8.3	1,337	1,243	7.5	104	92	13.7
6	Other Expenses (Income), net	157	217	(27.7)	12	16	(25.2)	309	377	(17.9)	24	27	(11.5)	223	774	(71.2)	18	56	(68.6)
7	Share in earnings of unconsolidated associated companies	5	(18)	—	0	(1)	—	19	(3)	—	2	(0)	—	(2)	2	—	(0)	0	—
8	Interest Expense	(554)	(553)	0.1	(43)	(42)	4.6	(1,682)	(1,790)	(6.0)	(132)	(130)	2.0	(2,255)	(2,354)	(4.2)	(176)	(172)	2.6
9	Interest Income	13	15	(9.3)	1	1	(5.0)	35	37	(4.4)	3	3	2.4	49	53	(7.1)	4	4	3.5
10	Other Financial Expenses (net)	(170)	(125)	36.6	(13)	(10)	38.7	(439)	(724)	(39.4)	(34)	(51)	(32.1)	(745)	(2,661)	(72.0)	(58)	(199)	(70.9)
11	Exchange (Loss) Income	169	(396)	—	15	(30)	—	454	378	20.1	39	33	15.9	1,053	(2,990)	—	84	(224)	—

12	Total Financing Result	(542)	(1,060)	(48.8)	(41)	(80)	(48.9)	(1,631)	(2,099)	(22.3)	(126)	(145)	(13.1)	(1,898)	(7,952)	(76.1)	(146)	(591)	(75.3)
13	Inc. (loss) bef. Tax	(245)	(871)	71.9	(17)	(65)	73.3	(856)	(1,422)	39.8	(65)	(95)	31.9	(786)	(7,481)	89.5	(59)	(555)	89.3
14	Income Tax	(45)	11	—	(3)	1	—	(197)	(131)	(51.0)	(14)	(7)	(89.4)	(665)	(1,749)	62.0	(50)	(127)	60.8

15	Net Income (Loss)	(200)	(883)	77.4	(14)	(66)	78.1	(659)	(1,292)	49.0	(51)	(88)	42.2	(121)	(5,732)	97.9	(9)	(428)	97.8

16	Net Income (loss) of Maj. Int.	(213)	(936)	77.2	(16)	(70)	77.8	(671)	(1,298)	48.3	(52)	(89)	41.6	(160)	(5,764)	97.2	(13)	(430)	97.1
17	Net Income (loss) of Min. Int.	13	53	(74.8)	1	4	(72.8)	12	6	99.2	1	1	21.7	39	33	17.3	3	2	41.9
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, (Million)

		Pesos			Nominal Dollars
Item	BALANCE SHEET	2010	2009	% Var.	2010	2009	% Var.
18	Cash & Cash Equivalents	2,563	1,702	50.6	205	126	62.7
19	Trade Receivables	3,566	3,788	(5.9)	285	280	1.8
20	Inventories	3,229	3,336	(3.2)	258	247	4.5
21	Other Current Assets	929	967	(3.9)	75	72	4.2

22	Total Current Assets	10,287	9,793	5.0	823	725	13.5

23	Prop., Plant & Equipment	13,565	16,212	(16.3)	1,085	1,200	(9.6)
24	Deferred Assets	6,242	5,507	13.3	499	408	22.3
25	Other Long-Term Assets	170	89	91.0	14	7	100.0
26	Investment in Affiliates (2)	848	941	(9.9)	68	70	(2.9)

27	Total Assets	31,112	32,542	(4.4)	2,489	2,410	3.3

28	Short-Term & Curr. Debt (3)(4)	19,602	19,046	2.9	1,568	1,410	11.2
29	Trade Payables	1,476	1,557	(5.2)	118	115	2.6
30	Other Current Liabilities	5,947	7,866	(24.4)	476	583	(18.4)

31	Total Curr. Liab.	27,025	28,469	(5.1)	2,162	2,108	2.6
32	Long-Term Debt	1,721	1,793	(4.0)	138	133	3.8
33	Other LT Liabilities	1,182	616	91.9	95	46	106.5

34	Total Liabilities	29,928	30,878	(3.1)	2,395	2,287	4.7

35	Majority interest	(233)	311	—	(19)	23	—
36	Minority Interest	1,417	1,353	4.7	113	100	13.0

37	Total Shar. Equity	1,184	1,664	(28.8)	94	123	(23.6)

FINANCIAL INDICATORS(1)	3Q’10	3Q’09
Debt/EBITDA (LTM, times)	6.5	6.5
EBITDA/ Interest. Exp. (LTM, times)	1.5	1.4
Debt / (Debt + Equity) (times)	0.9	0.9
Debt/Equity (times)	18.0	12.5
Total Liab./Stockh. Equity (times)	25.3	18.6
Curr. Assets/Curr. Liab. (times)	0.4	0.3
Sales/Assets (times)	0.7	0.8
EPS (Ps$) *	(0.55)	(2.48)

* Based on the weighted average shares outstanding.

OTHER DATA

# Shares Issued (thousands)	386,857	386,857

# Average Shares Outstanding (thousands)	386,412	377,072

# Employees	17,632	17,204

(1)	Financial ratios are calculated using figures in pesos.

(2)	Investment in Affiliates includes 49.7% participation in Comegua under the equity method starting December 2008, as a result of the deconsolidation of Comegua.

(3)	Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term.

(4)	Includes derivative instruments settlements for US$253 million recognized by the Company in 3Q’10, previously accounted in other current liabilities.

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Third Quarter						January-September						Last Twelve Months
	Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Pesos			Nominal Dollars
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
GLASS CONTAINERS
Net Sales	3,352	3,238	3.5%	263	243	8.2%	9,218	9,673	-4.7%	725	706	2.7%	11,997	13,332	-10.0%	938	981	-4.4%
Interd. Sales	14	25	-44.0%	1	2	-50.0%	46	56	-17.9%	3	4	-25.0%	57	69	-17.4%	4	5	-20.0%
Con. Net Sales	3,338	3,213	3.9%	262	241	8.7%	9,172	9,617	-4.6%	722	702	2.8%	11,940	13,263	-10.0%	934	976	-4.3%
Expts.	1,341	1,234	8.7%	105	93	12.9%	3,578	3,771	-5.1%	281	275	2.2%	4,539	4,801	-5.5%	355	352	0.9%
EBIT	520	599	-13.2%	41	45	-9.4%	1,242	1,523	-18.4%	98	111	-12.2%	1,676	1,853	-9.6%	131	136	-4.1%
Margin (1)	15.6%	18.6%		15.5%	18.6%		13.5%	15.8%		13.5%	15.8%		14.0%	14.0%		14.0%	14.0%
EBITDA	808	868	-6.9%	63	65	-2.8%	2,087	2,327	-10.3%	164	170	-3.4%	2,782	2,987	-6.8%	217	220	-1.1%
Margin (1)	24.2%	27.0%		24.1%	27.0%		22.7%	24.2%		22.7%	24.2%		23.3%	22.5%		23.3%	22.5%

Glass containers volumes (MM Pieces)
Domestic				891	844	5.6%				2,472	2,491	-0.8%				3,246	3,449	-5.9%
Exports				377	322	16.8%				1,008	962	4.8%				1,281	1,257	1.9%
Total:Dom.+Exp.				1,268	1,166	8.7%				3,480	3,453	0.8%				4,527	4,706	-3.8%

Soda Ash (Thousand Tons)				144	161	-10.8%				469	477	-1.7%				637	639	-0.3%

FLAT GLASS
Net Sales	2,697	2,861	-5.7%	212	214	-1.1%	8,127	8,675	-6.3%	639	631	1.3%	10,905	12,076	-9.7%	853	888	-3.9%
Interd. Sales	11	26	-57.7%	1	1	0.0%	16	75	-78.7%	1	5	-80.0%	17	81	-79.0%	2	6	-66.7%
Con. Net Sales	2,686	2,835	-5.3%	211	213	-1.1%	8,111	8,600	-5.7%	638	626	1.9%	10,888	11,995	-9.2%	851	882	-3.5%
Expts.	477	520	-8.3%	37	39	-5.1%	1,564	1,290	21.2%	123	94	30.9%	2,095	1,793	16.8%	164	132	24.2%
EBIT	(109)	(121)	-10.0%	(9)	(9)	-3.7%	(182)	(398)	-54.3%	(14)	(29)	-49.8%	(375)	(487)	-23.1%	(29)	(35)	-16.3%
Margin (1)	-4.0%	-4.3%		-4.2%	-4.3%		-2.2%	-4.6%		-2.3%	-4.6%		-3.4%	-4.1%		-3.4%	-4.0%
EBITDA	50	43	15.2%	4	3	15.3%	296	80	269.8%	23	6	291.8%	300	170	76.2%	23	13	77.8%
Margin (1)	1.9%	1.5%		1.8%	1.5%		3.6%	0.9%		3.6%	0.9%		2.8%	1.4%		2.8%	1.5%

Flat Glass Volumes (Thousand m2R)(2)
Const + Auto				25,359	32,312	-21.5%				93,653	84,758	10.5%				127,052	116,144	9.4%

CONSOLIDATED (3)
Net Sales	6,124	6,148	-0.4%	481	460	4.6%	17,560	18,520	-5.2%	1,381	1,349	2.4%	23,173	25,687	-9.8%	1,813	1,889	-4.0%
Interd. Sales	25	51	-51.0%	2	3	-33.3%	62	131	-52.7%	4	9	-55.6%	74	150	-50.7%	6	11	-45.5%
Con. Net Sales	6,099	6,097	0.0%	479	457	4.8%	17,498	18,389	-4.8%	1,377	1,340	2.8%	23,099	25,537	-9.5%	1,807	1,878	-3.8%
Expts.	1,818	1,754	3.6%	142	132	7.6%	5,142	5,061	1.6%	404	369	9.5%	6,634	6,594	0.6%	519	484	7.2%
EBIT	449	423	6.2%	35	32	10.1%	1,065	1,056	0.8%	83	77	8.4%	1,337	1,243	7.5%	104	92	13.8%
Margin (1)	7.4%	6.9%		7.3%	6.9%		6.1%	5.7%		6.1%	5.8%		5.8%	4.9%		5.8%	4.9%
EBITDA	927	887	4.6%	72	66	9.0%	2,489	2,429	2.5%	196	177	10.5%	3,276	3,202	2.3%	256	236	8.7%
Margin (1)	15.2%	14.5%		15.1%	14.5%		14.2%	13.2%		14.2%	13.2%		14.2%	12.5%		14.2%	12.5%

(1)	EBIT and EBITDA Margins consider Consolidated Net Sales.

(2)	m2R = Reduced Squared Meters

(3)	Includes corporate companies and other’s sales and EBIT.

Dissident minority bondholders file involuntary chapter 11 for
Vitro’s US subsidiaries
The action by the 4 bondholders representing less than 5% of Vitro’s outstanding consolidated debt has no effect on Vitro’s overall operations or restructuring process
San Pedro Garza García, Nuevo León, México, November 18, 2010 — Vitro S.A.B. de C.V. (BMV: VITROA) announced today that a minority group of four bondholders representing approximately $75 million, or less than 5% of Vitro’s outstanding consolidated debt to be restructured, commenced involuntary cases under Chapter 11 of the U.S. Bankruptcy Code in the Northern District of Texas against Vitro’s US subsidiaries which are guarantors of the bond debt.
Vitro notes that these US filings do not affect the operations of the Company, nor do they affect the tender offer or the exchange offer and consent solicitation that the Company launched on November 1st. Vitro maintains its plan to close the Exchange and Consent process in early December and to immediately initiate the previously announced pre-packed insolvency process in Mexico (“Concurso Mercantil preconvenido”).
“Vitro SAB expects that these offers and solicitation will be concluded successfully and that the issues raised by the ad hoc bondholder group will be resolved” stated Claudio Del Valle, the Chief Restructuring Officer of Vitro SAB.
The Company strongly encourages its bondholders to objectively analyze the terms and conditions of the tender offer, and the exchange offer and consent solicitation, and urges each of them to respond to the tender offer, and the exchange offer and consent solicitation promptly. “We believe,” stated Mr. Del Valle, “that the tender offer, exchange offer and consent solicitation provide Vitro’s creditors a fair recovery, in light of the Company’s financial capacity, while providing Vitro with the necessary financial flexibility to improve and maintain its business performance and competitiveness.”
Vitro America and other US subsidiaries affected by the filings in the United States are reviewing the filings and considering an appropriate response. The US subsidiaries continue to work normally and are taking the necessary actions to ensure that they continue to operate in the ordinary course of their respective businesses. These companies currently have sufficient cash availability to fulfill ordinary course obligations to employees, customers and trade vendors as they come due.
This action does not affect the operation of other subsidiaries of Vitro in Mexico or other countries where it operates, nor modifies the commitments they have with their customers, suppliers and employees.

Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro’s website can be accessed at: http://www.vitro.com
For further information, please contact:

Investor Relations	U.S. agency	Media Relations
Adrian Meouchi / Carlos Garza	Susan Borinelli / Barbara Cano	Albert Chico/ Roberto Riva Palacio
Vitro S.A.B. de C.V.	Breakstone Group	Vitro, S.A.B. de C.V.
+ (52) 81-8863-1765 / 1730	(646) 330-5907	+ (52) 81-8863-1661/ 1689
ameouchi@vitro.com	sborinelli@breakstone-group.com	achico@vitro.com
cgarza@vitro.com	bcano@breakstone-group.com	rriva@vitro.com

Vitro announces extension of expiration time and responds to baseless, misleading statements of dissident minority bondholders
San Pedro Garza García, Nuevo León, México, November 23, 2010 — Vitro S.A.B. de C.V. (BMV: VITROA) announced an extension of the expiration time for its tender offer and exchange offer and consent solicitation (the “solicitation transactions”) and responded to misleading statements made by dissident minority bondholder group.
Vitro extends the expiration time at the request of holders wishing to participate in the solicitation transactions.
On November 22, 2010, Vitro (or the “Company”) issued a supplement to its tender offer and exchange offer and consent solicitation statement dated November 1, 2010 (as supplemented and together with the related letter of transmittal, the “offer documents”). This supplement includes certain technical changes to the procedures described in the offer documents to facilitate participation in the solicitation transactions and provides certain updating disclosure.
As described in further detail in the supplement, Vitro is extending the expiration time at the request of market participants, in spite of having the required majority to implement the Concurso Plan, to facilitate participation in the solicitation transactions. Vitro has been receiving numerous procedural questions regarding the solicitation transactions and has been working, and will continue to work, diligently to answer any questions of bondholders to ensure their participation in such transactions.
Both offers were previously scheduled to expire at 9:00 a.m., New York City time, on December 1, 2010. Vitro is extending the expiration time for both offers to 5:00 p.m., New York City time, on December 7, 2010. Following the expiration time, Vitro plans to initiate promptly the previously announced pre-packed insolvency process in Mexico.
Both offers apply to all three series of Vitro’s outstanding senior notes, which are described in the following table:

		Outstanding
		Principal
Series of Senior Notes	CUSIP No.	Amount
8.625% Senior Notes due 2012	92851RAC1; P98100AA1	$300,000,000
11.75% Senior Notes due 2013	92851FAD5; P98022AB5	$216,000,000
9.125% Senior Notes due 2017	92851RAD9; P98100AB9	$700,000,000
Vitro is also changing the definition of the term “Record Date” in the offer documentation to 5:00 p.m., New York City time, on November 30, 2010. This change was also requested by holders who purchased senior notes after November 1, 2010 and who wish to participate in the solicitation transactions.

Vitro responds to misleading statements of minority dissident bondholders clearly aimed at disrupting Vitro’s restructuring process
On November 17, 2010, a minority group of four bondholders representing approximately US$75 million, or approximately 6% of the outstanding bond debt to be restructured, commenced involuntary cases under Chapter 11 of the U.S. Bankruptcy Code in the Northern District of Texas against Vitro’s U.S. subsidiaries which are guarantors of the bond debt.
The bankruptcy petition was signed only by these four bondholders. No other bondholders have stepped forward to initiate litigation against Vitro notwithstanding the unsubstantiated statements made by the advisors to these dissident bondholders in an effort to influence creditor participation and manipulate the market in Vitro’s securities. In view of these and other irregularities, Vitro has engaged the law firm of Susman Godfrey, L.L.P. as special litigation US Counsel, in order to analyze the potential rights that Vitro may exercise in the United States against this ad hoc group of dissident bondholders and its advisors.
The allegations regarding the transactions and the disclosure provided in Vitro’s offer documents are baseless
Vitro’s exchange offer and consent solicitation, including the restructuring plan pursuant to the Mexican insolvency law, has been structured, prepared and negotiated, at arms length, with the advice and approval of some of the leading insolvency law practitioners in Mexico. Accordingly, Vitro is confident that any challenges that may be brought against its restructuring plan based on these minority bondholders’ baseless allegations will not succeed.
Bondholders who consent pursuant to the offer documents will not in fact be subject to adverse consequences that have not been disclosed by Vitro. The ad hoc bondholder group has clearly not carefully reviewed the disclosure as thoroughly as they claim. In the event that Vitro waives the conditions of the exchange offer and consent solicitation or otherwise amends the exchange offer and consent solicitation in a manner that is materially adverse to holders of the debt subject to restructuring, noteholders will be informed and allowed to withdraw their consent, as described in greater detail in the offer documents.
Actions by dissident holders will not change proposal; Vitro expects success
As described in the offer documentation, Vitro engaged in active, good faith negotiations with a group of institutional bondholders for over a year and a half (including paying more than US$4.3 million in fees and expenses of such group’s legal and financial advisors). After more than year of negotiations with this group of bondholders, the Company in October of this year presented its final restructuring proposal to the group indicating that if it was not accepted by the group it would go to the market without the support of the group. At the time, the differences between Vitro’s offer and the Bondholder’s ad hoc Committee request was only marginal.

The restructuring proposal reflected in the offer documentation represents Vitro’s final restructuring proposal. Vitro will not engage in any further negotiations with the dissent, minority bondholder group who have initiated legal actions against Vitro’s U.S. subsidiaries, or to otherwise improve the terms of its proposed restructuring reflected in the offer documentation. As described in the offer documentation, Vitro fully intends to file its Concurso Plan for approval in Mexico shortly after the expiration of the solicitation transactions.
The public statements made by the dissent bondholder group alleging that bondholders who choose to participate in Vitro’s outstanding restructuring offer will be worse off (or would otherwise receive a lower recovery) than those who do not participate are blatantly misleading and false and contrary to the express terms of the restructuring offer described in the offer documentation. As described in the offer documentation, bondholders who do not participate in the Company’s restructuring offer and consent to the Concurso Plan on or prior to the expiration date of the offer will give up a substantial upfront cash consent fee, currently offered to all creditors, of no less than 5% and no more than 10% of the principal amount of bonds they hold (which will be payable shortly after the expiration of the restructuring offer and regardless of whether the Concurso Plan is ultimately approved or not).
Bondholders who do not participate in the restructuring offer will nonetheless receive the same pro rata portion of the Restructuring Consideration described in the offer documentation upon approval of the Company Concurso Plan, but they will not receive the upfront cash consent fee previously described.
The dissident minority’s group’s public (and misguided) allegations of legal impropriety relating to certain transactions entered into by the Company with respect to the settlement of certain financial derivative claims, certain intercompany claims and the consent fee described in the solicitation statement (and referenced above) amount to nothing but baseless allegations. All of the Company’s transactions relating to the settlement of certain financial derivative claims and the intercompany claims that will be participating in the Company’s Concurso Plan were reviewed and approved by some of the leading corporate and insolvency law practitioners in Mexico and implemented in accordance with applicable Mexican law. Accordingly, the Company is fully confident that the spurious challenges that may be brought in respect of these transactions will be discredited and set aside by the relevant Mexican court.
Despite the desperate attempts by dissident holders to disrupt the process, Vitro continues to expect that both offers will be concluded successfully. “Due to a clear reflection of a divided ad doc Bondholder Committee, Vitro strongly encourages its bondholders to objectively analyze the terms and conditions of the tender offer, and the exchange offer and consent solicitation,” stated Mr. Claudio Del Valle, Chief Restructuring Officer of Vitro, “and we also urge each of them to respond to the tender offer and the exchange offer and consent solicitation promptly.”

Further information related to tender offer and exchange offer and consent solicitation procedures
D.F. King & Co., Inc. will act as the depositary for the tender offer and information and exchange agent for the exchange offer and consent solicitation for holders of senior notes. Questions regarding the tender offer and exchange offer and consent solicitation and requests for additional copies of the tender offer and exchange offer and consent solicitation materials may be directed to D.F. King & Co., Inc. at (800) 431-9633 (toll free) or (212) 269-5550 (bankers and brokers). Holders of restructured debt other than the senior notes may contact Vitro at +52 (81) 8863-1731 (attn: Carlos Garza).
Vitro, S.A.B. de C.V. (BMV: VITROA), is the leading glass manufacturer in Mexico and one of the largest glass manufacturers in the world backed by more than 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industries. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees and of the communities in which we operate by generating employment and economic prosperity based on our focus on quality and continuous improvement, as well as through our ongoing efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in 10 countries in the Americas and Europe with products that can be found throughout all around the world. For more information Vitro’s website can be accessed at: http://www.vitro.com
This announcement contains statements about future events regarding Vitro, S.A.B. de C.V. and its subsidiaries. While Vitro believes that forward-looking statements are based on reasonable assumptions, all such statements reflect Vitro’s current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in this press release. Many factors could cause Vitro’s actual results, performance or achievements to be materially different from anticipated future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, completion of the offers described above or the Concurso Plan on the basis described, or at all, is uncertain. Vitro does not assume any obligation to, and will not, update these forward-looking statements.
For further information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico/ Roberto Riva Palacio Vitro, S.A.B. de C.V. + (52) 81-8863-1661/ 1689 achico@vitro.com rriva@vitro.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it’s behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.
By:	/s/ Claudio L. Del Valle Cabello
	Name:	Claudio L. Del Valle Cabello
	Title:	Attorney in Fact

	Date:	March 8, 2011